CLIFFORD CHANCE US LLP

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New York, NY 10001-1696

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www.cliffordchance.com

November 20, 2024

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Lisa N. Larkin, Senior Counsel, Division of Investment Management

Re:	TCW Spirit Direct Lending LLC (File No. 811-23967)

Dear Ms. Larkin:

On behalf of our client, TCW Spirit Direct Lending LLC (the “Fund”), set forth below are the Fund’s responses to the comments received telephonically from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) on October 16, 2024 in connection with the post-effective amendment to the registration statement (the “Registration Statement”) for the Fund, filed with the SEC on July 31, 2024 on Form N-2. Below, we provide your comments and the Fund’s responses. To the extent edits to the Registration Statement are necessary to respond to the comments, they will be reflected in a post-effective amendment to the Registration Statement for the Fund, which will be filed via EDGAR on a date to be determined in the future in connection with routine amendments to the Registration Statement, but in no event later than one year following the date of this letter (the “Post-Effective Amendment No. 2”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statement.

Page A-5 -- Fundamental Investment Policies

Comment 1.

Please confirm in the Registration Statement that the Fund does not intend to invest more than 15% of its net assets in hedge funds and private equity funds that rely on sections 3(c)(1) or 3(c)(7) of the 1940 Act.

Response 1. The requested disclosure will be reflected in Post-Effective Amendment No. 2.

Comment 2.

The Registration Statement includes disclosure that states “[t]he Fund intends to not invest more than 30% of its total assets in (a) any blind pool investment fund or similar vehicle established and managed by a party unrelated to the Adviser and (b) investments outside of the United States or Canada.

a.	If the Fund will not invest more than 15% of its net assets in funds that rely on sections 3(c)(1) or 3(c)(7) of the 1940 Act, please characterize what

Lisa N. Larkin

November 20, 2024

the blind pool investment funds or similar vehicles addressed in prong (a) will be.

b.

Pursuant to the Fund’s response to the Staff’s comments submitted on July 31, 2024 (the “July 31 Letter”), the Fund will not be investing in non-U.S. investments as a principal investment strategy. Please clarify what percentage of the Fund’s total assets will be invested in investments outside of the United States and clarify the disclosure in prong (b).

Response 2. The Fund confirms that it does not currently intend to invest more than 15% of its net assets in hedge and private equity funds that rely on sections 3(c)(1) or 3(c)(7) of the 1940 Act. The referenced disclosure will be updated in Post-Effective Amendment No. 2 as follows:

The Fund does not currently intend~~s~~ to ~~not~~ invest more than ~~30~~15% of its total assets in ~~(a)~~ any hedge or private equity fund that relies on section 3(c)(1) or 3(c)(7) of the 1940 Act.~~blind pool investment fund or similar vehicle established and managed by a party unrelated to the Adviser and (b) investments outside of the United States and Canada~~ The Fund does not currently intend to invest outside the United States as part of the Fund’s principal investment strategy and does not intend to invest more than 30% of its total assets outside the United States.

Page A-15 – Consequences of Failure to Pay Commitment in Full

Comment 3.

Please provide more analysis regarding the Fund’s response to Comment 30 provided in the July 31 Letter. In particular, please supplementally explain how the disclosure in the Registration Statement that a defaulting unitholder “may lose all or a portion of its economic interest in the Fund” or may be caused “to forfeit a significant portion of its Units or to transfer its Units to a third party for a price that is less than the net asset value of such Units.” Please supplementally explain the legal basis for these statements, including how they are consistent with the requirements of section 23 of the 1940 Act and Rules 23c-1 and 23c-2 thereunder.

Response 3. The referenced disclosure addresses risks and consequences related to a Unitholder’s failure to pay any installment of its Commitment. The Fund may not be able to recover from the impacts of a Unitholder’s failure to pay any installment of its outstanding Commitment. Such failure may cause the Fund to be unable to pay its obligations when due or to be subjected to other penalties which may cause a Unitholder to lose all or a portion of its economic interest due to the negative impacts on the Fund. In the event of a failure by a Unitholder to make such a payment, the Fund may cause the Unitholder to forfeit such number of Units as is necessary to prevent any increase in the net asset value of such defaulting Unitholder’s Units as a result of contributions of capital by other Unitholders. Because the Fund would not be purchasing shares from any forfeiting Unitholder, we do not believe the statements in question are inconsistent with Section 23 of, or

Lisa N. Larkin

November 20, 2024

Rule 23c-1 under, the 1940 Act. With respect to Rule 23c-2, in the event a mandatory forfeiture of the Fund’s Units was to occur, such forfeiture would be consistent with the Fund’s organizational documents and in a manner that did not unfairly discriminate against a Unitholder. As noted above, because any forfeiture would occur as a result of a Unitholder’s contractual obligation to fund its capital contributions which would be in breach of the Fund’s organizational documents, including the Fund’s limited liability company agreement, we believe the statements in question are consistent with Rule 23c-2.

Page A-27 – Control Persons

Comment 4.	Please supplementally explain who the entity is that holds 99.9% of the assets of the Fund.

Response 4. Following the preliminary filing of the Registration Statement on May 30, 2024, the Fund issued shares in a private offering to its sole third-party investor, Motor Trades Association Superannuation Fund Pty. Limited as trustee for Spirit Super (the “Investor”). The previous disclosure indicated the Adviser’s intent to contribute an initial $1,000 capital contribution to the Fund in exchange for 10 Units. The Adviser contributed that amount and was issued 10 Units. The remaining outstanding Units have been issued to the Investor.

Page B-3 -- Management

Comment 5.	State the principal business of the companies listed as the principal occupation for each Director.

Response 5. The requested disclosure will be reflected in Post-Effective Amendment No. 2.

*   *    *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-3495 or Vadim Avdeychik at (212) 878-3055. Thank you.

Best Regards,

/s/ Emily Picard

Emily Picard

Clifford Chance US LLP

cc:	TCW Asset Management Company LLC

Zachary Edelman

Clifford Chance US LLP

Lisa N. Larkin

November 20, 2024

Vadim Avdeychik